Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2013

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm” or ”NeuroBio”), for the three-month and six-month periods ended August 31, 2013 and 2012. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended August 31, 2013 and 2012. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and six-month periods ended August 31, 2013 and 2012 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 10, 2013. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to “CAD”, “USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

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Neptune’s ability to generate revenue through the successful execution of its action plan to resume operations and progressively supply customer demand until such time that Neptune is able to resume production, which plan is described under “Business Overview” (the “Plan”);

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Neptune’s ability to enter into third party supply and production agreements on terms favourable to Neptune, and the ability of Neptune to maintain sufficient inventory levels and meet customer demand as a result of these third party supply and production agreements;

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Neptune’s ability to reconstruct an operational production facility in Sherbrooke, Québec, the timing and cost of completion of the reconstruction project, and the amount of production capacity for krill oil at the facility;

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Neptune’s ability, and the ability of its distribution partners, to continue to successfully commercialize krill oil products and to maintain a market share position for krill oil products, and the ability of Neptune’s subsidiaries, Acasti and NeuroBio, to commercialize other product candidates in the United States and elsewhere;

•	Neptune’s ability to continue to invest in product development and clinical trials, including supporting the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio;
•	plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials;
•	Neptune’s ability to maintain and defend its intellectual property rights in NKO® and EKO™ and in its product candidates;
•	Neptune’s ability to obtain financing, on terms favourable to Neptune, in order to provide additional capital sources for the reconstruction of an operational production facility;
•	Neptune’s ability to recover all available insurance proceeds relating to the incident at its production plant under its various insurance policies;
•	Neptune’s ability to use the net proceeds from its public offering closed on October 2, 2012 for the purposes identified in Neptune’s prospectus dated September 19, 2012 (the “Public Offering”); and
•	Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. Certain key assumptions made in providing the forward-looking information include the following:

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the generation of any material revenue prior to having an operational production facility assumes that Neptune will be able to enter into third-party arrangements for the supply or production of krill oil products;

•	sales objectives for its krill oil products assume that Neptune will be able to maintain customer relationships and that demand for its products will continue;
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plans for the reconstruction of an operational production facility, the timing of such reconstruction and the anticipated use of the proceeds from the Public Offering assume that Neptune will be able to recover in full the amounts of its available insurance coverage, that it will be able to refinance its existing credit facility to provide additional capital sources that may be required for the reconstruction in excess of its insurance coverage and that no unexpected event will require uses of its cash for reasons other than the reconstruction of an operational production facility and the identified purposes for using the proceeds from the Public Offering;

•	plans for the reconstruction of an operational production facility also assume that Neptune will obtain the required governmental approvals in a timely manner;

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

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expenses in product development or in supporting the pharmaceutical development of Neptune’s two subsidiaries, Acasti and NeuroBio, assume that Neptune will not be required to use funds currently allocated to product development for the purpose of the reconstruction of an operational production facility or to cover costs or expenses arising out of unexpected events;

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Neptune’s strategy to conclude partnerships and/or arrangements with strategic partners for the production of krill oil products assumes that Neptune will be able to identify third parties for that purpose, that such third parties will have the required resources to support the production of Neptune’s products in a timely manner and that Neptune will be able to enter into agreements with such third parties on terms favourable to Neptune; and

•	Neptune’s Plan assumes that Neptune will be able to continue to meet the continued listing requirements of the NASDAQ Stock Market and the Toronto Stock Exchange.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is a non-IFRS financial measure and is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition or de-recognition of deferred tax asset and investment tax credits from prior periods.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time. Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

On November 8, 2012, an explosion and fire destroyed Neptune’s production plant located in Sherbrooke, Québec, Canada.

On November 26, 2012, Neptune announced its action plan going forward to resume operations and progressively supply customer demands until such time as Neptune is able to resume production.

Neptune’s initial primary focus was concentrated on supporting its employees and the families affected by the incident, and supporting them through the tragedy. Neptune has been providing its employees with counselling services to ensure that they have access to appropriate support under these circumstances.

Quickly following the incident, Neptune established five recovery committees composed of senior management and key employees to coordinate employee assistance, the action plan and business aspects: (1) human resources & communications, (2) sales & marketing, (3) plant reconstruction, (4) finance and (5) a strategic committee overseeing potential strategic opportunities and coordinating the efforts of all committees. While this tragic incident had and still has a significant impact on Neptune’s operations, Neptune believes it remains a viable business and is committed to recovering from the incident, which will be pursued through the implementation of the Plan going forward aiming to meet the following key milestones and targets:

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

•	resuming its nutraceutical operations and certain levels of sales of its krill oil products to customers in the short term;
•	maintaining key customer relationships and market share, particularly until production of NKO® and EKO™ can reach pre-incident levels;
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reconstructing an operational plant using the expansion facility, adjacent to the former plant, that was under completion and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident;

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pursuing partnerships and/or arrangements with one or more strategic partners for the outsourcing of production for krill oil products, both as an interim measure to ensure certain levels of production prior to its new plant being fully operational and as a longer-term strategy to diversify sources and means of production; and

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prudently managing its financial resources while continuing its product development and clinical trials, including defending its patents and intellectual property and supporting as planned the pharmaceutical development of its two subsidiaries, Acasti and NeuroBio, whose short term operations have not been interrupted as a result of the incident.

Plant Reconstruction and Insurance

As a central part of the Plan, Neptune plans to rebuild an operational production facility by overhauling the expansion facility, adjacent to the former plant, that was under construction and certain existing equipment in the expansion, which expansion and equipment do not appear to have suffered considerable damages from the incident, though additional construction and certain other equipment acquisitions will be required to bring the facility to an operational state. On May 28, 2013, Neptune announced that it has commenced the reconstruction project, using the expansion facility. In addition to receiving the necessary permits to begin work, the Corporation has engaged an engineering firm and architect and has also recently hired a new plant manager. Upon completion, which is expected before the end of Neptune’s current fiscal year, the facility is expected to have the capacity to produce more than 150,000 kilograms of NKO® per year. Neptune intends to cooperate with the relevant governmental authorities (including with respect to workers’ safety and the environment) and the Sherbrooke plant reconstruction will be subject to such governmental authorities supporting the reconstruction plan to allow for the operation of the new plant in a timely manner.

The cost and length of time to complete the reconstruction is being determined. However, we have been able to make the following assessments thus far:

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Neptune has insurance coverage in place covering among other things property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions, and has notified its insurers of the incident. Definitive information on specific amounts recovered will be provided when Neptune’s insurance claims are settled. Due to the extent of the damage and ongoing investigation, the amount recoverable under our insurance policies and the collection of such amounts, if any, will most likely take several months.

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As the initial intended use of the expansion facility has changed, modifications and additional purchases to replace equipment lost in the incident will be required to bring the facility to an operational state. As previously disclosed, the initial $21 million cost of the expansion project was revised to approximately $43 million which includes approximately $10 million of replacement structure and equipment. The increased cost is expected to be funded predominantly by insurance recoveries associated with the incident, including approximately $11.7 million received to date. The balance of such costs are expected to be funded through a refinancing of Neptune’s existing credit facility put in place to fund a portion of its previously planned expansion, which refinancing Neptune intends to seek at a later stage of its reconstruction plan, as well as through a portion of Neptune’s working capital (see “Finance, Use of Public Offering Proceeds and Investor Communication” below). Neptune had already received in connection with the expansion an interest free loan from the federal governmental.

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Neptune is planning that its new production plant would have when operational an annual production capacity of approximately 150,000 kilograms of krill oil per year. Neptune’s future plans may contemplate additional production capacity of krill oil per year and it is expected that a significant portion of Neptune’s future production capacity will be provided through partnerships and/or arrangements with third-party manufacturers. See “Operations and Arrangements with Strategic Partners” below.

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Timing of the reconstruction is still uncertain and will depend on a range of factors, including the length and results of the investigation currently underway to determine the cause of the incident and cooperation of governmental authorities with respect to the reconstruction plan. The necessary permits to begin rebuilding Neptune’s production

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

plant were recently received. Based on a number of factors, including the aforementioned, Neptune cannot determine at this time the exact amount of time it will take to finalize the construction of a fully operational production facility. As an estimate subject to change, and based on the incomplete information currently in hand, Neptune currently expects that the new plant may be operational by the end of its current fiscal year.

Operations and Arrangements with Strategic Partners

A top priority of Neptune’s Plan is to maintain key customer relationships and market share even in advance of having an operational production plant. To this end, Neptune is deploying a strategy that includes the following over the next several months:

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Neptune intends to pursue partnerships and/or arrangements with one or more strategic partners for the outsourcing of production of krill oil products, both as an interim measure to ensure certain levels of production prior to its plant being fully operational and as a longer-term strategy to diversify sources and means of production. Outsourced production is being considered in any one or more of Neptune’s markets, in Canada, the United States, Europe and/or Asia. Any plans to outsource Neptune’s production would take into account a number of factors including (1) the technique of production permitted within the premises, (2) space available for the purchase of equipment, (3) the amount of available time a third party would allocate to the production of krill oil products, and (4) the ability to negotiate definitive agreements on terms in the best interests of Neptune. Two strategic partners for the outsourcing of production of krill oil products are now being evaluated and a choice should be made by the end of the second quarter of Neptune’s current fiscal year. Neptune is working hard to bring its overall production capacity back online before the end of its current fiscal year.

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Neptune plans and has received orders for certain levels of sales of krill oil products to customers in the short term, with sales expected to continue in the current fiscal year. Neptune currently has inventory of krill oil products allowing it to make sales during a limited period of time. Neptune intends to continue making sales over the coming months, mainly through arrangements with partners.

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Neptune’s plans for operations and product sales during a transition period until its new plant is operational or longer term production arrangements are concluded with one or more strategic partners may help in balancing cash flows and more importantly are meant to serve the strategic objectives of maintaining key customer relationships and market share. However, Neptune’s operations for the foreseeable future, particularly during an initial transition period, are expected to yield significantly lower sales margins compared to the usual sales margins prior to the incident.

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Up to the incident, Neptune’s growth in production has come, and was planned to come in the future, from expansion at its Sherbrooke plant. Neptune’s strategic aim to outsource some of its production serves short term strategic imperatives since Neptune will not directly benefit from a production plant for an interim period of time, but is intended to also mark a longer term strategic shift from a one-plant production model to more diversified sources of production.

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Neptune intends to continue the development of its Neptune Krill Oil® portfolio of products and to maintain and defend its patents and its intellectual property rights in NKO® and EKO™ and its product candidates. It will also continue to maintain and develop its intellectual property portfolio and to protect it against infringement by third parties.

Human Resources

Despite the loss of its operating production facility, Neptune has retained approximately 30 of its Sherbrooke employees (10 full-time and 20 part-time) employed to work on the reconstruction of an operational production facility. Neptune has been forced in the circumstances to temporarily layoff over 70 employees in Sherbrooke and at its Laval head office. The duration of the layoff has not been determined and is dependent on Neptune’s ability to resume production at a new operational production facility. Neptune has also set up a charitable fund to provide assistance to the employees and families most affected by the incident. The fund is active and has permitted the payment of certain employee salaries on an interim basis after the incident. As of now the fund serves immediate and urgent needs of the families of the victims, but in the longer term Neptune wishes that it remain in place and contribute to helping employees in need. Neptune has set up a non-profit organization that assists in collecting and redistributing donations.

Senior management and employees of Neptune took salary reductions of at least 20% for an interim period during Plan implementation. These salary reductions may be paid in full or in part at a later date upon, among other things, a successful

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

implementation of the Plan and improved financial results of Neptune. Neptune granted incentive stock compensation as a means of retention, partially offsetting salary reductions and as long-term incentive for management and key employees. Neptune expects the decrease of its workforce and reductions in salary to save approximately 45% of its labour costs while such measures are in place.

Finance, Use of Public Offering Proceeds and Investor Communication

On October 2, 2012, Neptune announced the closing of its Public Offering for gross proceeds of approximately US$34.1 million. If Neptune is able to execute its Plan successfully and recover sufficient amounts under its insurance policies, in addition to its cost cutting measures, Neptune believes that the proceeds of the Public Offering can ultimately be deployed, over a longer period of time than initially planned given the incident, in substantially the same allocation as was disclosed in connection with the Public Offering, except that the amount of approximately $US5.0 million initially allocated to the expansion of its Sherbrooke plant may now otherwise be used towards the production of krill oil products, either in connection with the reconstruction of an operational production facility or partnerships and/or arrangements with strategic partners for the production of krill oil products. To date, a relatively small portion of the net proceeds from the Public Offering intended to be used to support Acasti in the development and validation of CaPre® and other product candidates and to support NeuroBio in the development and validation of its product candidates has been disbursed.

Incident Investigation and Environment

Neptune continues to cooperate with the governmental authorities for the ongoing investigation to determine the cause of the incident. Until completion of the investigation, Neptune cannot provide any further information regarding the cause of the incident. Neptune continues to work with appropriate governmental agencies on the cleanup efforts at the site. Neptune also provided to the Ministry of Environment a dismantling and cleaning plan for the destroyed plant, accompanied by an environmental monitoring program for soil, surface water and groundwater.

Activities of Neptune’s Subsidiaries - Acasti and NeuroBioPharm

As previously disclosed, the day-to-day operations and business of Acasti have not been interrupted. CaPre®, currently Acasti’s only prescription drug candidate, is currently being evaluated in a Phase II double-blind clinical trial in Canada. Acasti also reported on August 13, 2013, the results of its open-label trial (see “About the subsidiaries” section for study results). All required material for both trials had already been produced. Both CaPre® and ONEMIA®, Acasti’s product marketed in the United States as a “medical food”, were stored in U.S. facilities outside Neptune’s affected plant. Acasti has to source additional quantities of krill oil for the continued production of ONEMIA™ and its planned Phase III clinical trials for CaPre®. Prior to the incident at Neptune’s production plant, Acasti acquired all of its krill oil for the production of CaPre® and ONEMIA® from Neptune. However, due to the incident, Acasti is currently acquiring its krill oil through purchases in the open market in order to meet production requirements for ONEMIA® and is seeking a third party to both supply krill oil on an interim basis and provide manufacturing services for the production of CaPre® in accordance with current good manufacturing practices regulations imposed by the U.S. Food and Drug Administration (the “FDA”). Acasti intends to acquire its krill oil supply from Neptune upon the recommencement of Neptune’s krill oil production. Acasti will continue to be dependent on the support of Neptune as its controlling shareholder.

Although it is at a much earlier stage of development, NeuroBio intends to stick to its business plan and to continue its research and development activities, although milestones and the start of commercialization may be delayed. The development of NeuroBio’s product candidates was delayed by the November 2012 incident at Neptune’s Sherbrooke plant. The preclinical and clinical studies that were planned to start late 2012 - early 2013 were postponed. Preclinical studies that were in progress were not interrupted. NeuroBio will also continue to be dependent on the support of Neptune as its controlling shareholder.

NEPTUNE

In the second quarter, Neptune attended the JMP Securities Healthcare Conference in New York City from July 8 to 10, 2013. Neptune also took that opportunity to present on Tuesday July 9, at the St. Regis in New York City in front of a large number of buy-side investors.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On July 12, 2013, Neptune announced that it acquired, through the exercise of a previously issued warrant, 6,750,000 Class A common shares in the capital of Acasti, a majority-owned subsidiary of Neptune. The shares were acquired at a price of CDN$2.30 per share upon the exercise of the Warrant. This reflects a total exercise price of approximately $15,000. The warrant was delivered to Neptune pursuant to a royalty prepayment agreement, dated December 4, 2012, entered into between Neptune and Acasti, under which Acasti has exercised the option embedded in its exclusive technology license agreement dated August 7, 2008 entered into between Acasti and Neptune to pay in advance all of the future royalties payable under the license agreement. As a result of the royalty prepayment transaction, Acasti is no longer required to pay any royalties to Neptune under the license agreement during its term for the use of the intellectual property under license. The exercise of the warrant has increased Neptune’s equity participation in Acasti from approximately 57% to approximately 60% as at July 12, 2013. The prepayment agreement and the issuance of the shares to Neptune have been approved by the TSX Venture Exchange and the disinterested shareholders of Acasti at the annual meeting of shareholders of Acasti held on June 27, 2013.

On July 16, 2013, Neptune announced that the Canadian Intellectual Property Office had granted Neptune a composition patent (CA2,493,888) covering omega-3 phospholipids comprising polyunsaturated fatty acids, the main bioactive ingredients in all recognized krill oils. This patent is granted for the Canadian market and is valid until 2022. It covers, novel omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill and any marine or aquatic biomasses containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Canadian market.

On August 26, 2013, Neptune announced that it had received an additional $5,000 in insurance related to the November 2012 incident which destroyed the Corporation’s production facilities in Sherbrooke, Quebec. This is in addition to the $6.7 million Neptune received as of May 31, 2013, bringing the total recoveries to date to $11.7 million. As previously disclosed, Neptune has insurance in place covering, among other things, property damage, business interruption and general liability up to specified amounts and subject to limited deductibles and certain exclusions.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the three-month period ended August 31, 2013, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

On July 31, 2013 Acasti announced that it has signed an agreement with a world leader in natural based specialty chemicals for the manufacturing of CaPre® clinical material in expectation of upcoming pharmacokinetics and Phase III clinical trials in the United States and to substantiate its proposed submission of an IND filing.

Clinical Trials Update
During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment ofmild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended August 31, 2013.

In March 2013, preliminary clinical data from 157 patients enrolled in the COLT trial who have completed four weeks of treatment with 0.5, 1.0, 2.0 or 4.0g of CaPre® per day were assessed and CaPre® achieved a clinically important and statistically significant triglycerides reduction of up to 23% (p < 0.05) as compared to the normal standard of care. The COLT trial assesses the effectiveness of CaPre® in patients whose standard of care may be any treatment the treating physicians consider appropriate, ranging from life-style modification to lipid modifying agents such as statins and fibrates. 86% of the patients analyzed in the

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

COLT trial have baseline triglycerides of between 200 and 499mg/dl (2.28 to 5.69 mmol/L) and after the first four weeks no serious adverse events were reported.

On May 22, 2013, Acasti announced that the recruitment for the COLT trial had been completed.

On August 13, 2013, Acasti announced positive results for its COLT trial, in which CaPre® was found to be safe and effective with significant mean triglycerides reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. The study met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to Standard of Care. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.5% from baseline and an absolute mean improvement of 18.1% as compared to Standard of Care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre®, registering a mean triglyceride decrease of 21.6% and an absolute mean improvement of 14.3% as compared to Standard of Care, in which, due to lipid lowering medication adjustment, a significant improvement in triglyceride levels was observed during the trial between 4 weeks and 8 weeks.  No serious adverse events were reported, indicating that CaPre® is safe and tolerable at all doses tested. Furthermore, data revealed a positive risk/benefit ratio for CaPre®, with patients on CaPre® showing a lower incidence of adverse events compared to the Standard of Care group. In addition, after doubling the daily dosage of CaPre® from 4 to 8 weeks, the results indicate a dose response relationship revealing a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses and increased effect with dose escalation suggests that CaPre® may be titratable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

Onemia®
During the three-month period ended August 31, 2013, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

NeuroBioPharm Inc.

Development of NeuroBioPharm’s product candidates was initiated during the fiscal year ended February 28, 2009. NeuroBioPharm’s product candidates are MPL VI, MPL VII, MPL VIII and MPL IX and their respective indication and stage of development is summarized in the table below:

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food	Prevention of cognitive decline	Preclinical	n/a
MPL VII	Medical Food	Memory, concentration and learning disorders	Preclinical	2014
MPL VIII	Medical Food	ADHD	Preclinical	2014
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a

In 2009, NeuroBioPharm completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (“EEG”) power spectra of conscious free moving rats. The objectives of the trial were (a) to determine the nature and extent of effect of the new NeuroBioPharm medical food candidate NKPL (MPL VIII) on the electrical activity of the brain, and (b) to characterize the EEG effects in relation to standard central nervous system drugs. At the lowest daily dose of 250mg, NKPL (MPL VIII) showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (“ADHD”). This set of data suggests that NKPL (MPL VIII) may be an effective treatment for children with ADHD and a safe alternative to Ritalin®.

In 2010-2011, NeuroBioPharm completed a clinical trial evaluating the effect of the medical food (a Neptune Kril Oill derivative) in patients with moderate Alzheimer disease. The trial was conducted in multiple sites in different provinces in Canada.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

NeuroBioPharm intends to conduct research on the mechanisms of action to better target patients who may benefit from treatment.

During 2012, preclinical mechanistic studies were initiated on behavioral cognitive impacts to support NeuroBioPharm’s pipeline. NeuroBioPharm initiated work to develop a preclinical model to assay the levels of production of neurotransmitters in different parts of the brain. The model is intended to test the various product candidates of NeuroBioPharm to confirm certain mechanisms of action, measure behavioral impact on ADHD and select the best possible applications for the NeuroBioPharm's products.

NeuroBioPharm also progressed in establishing preclinical and clinical protocols for the study of mechanisms of action and demonstration of the health benefits of its product candidates. However, some developments of NeuroBioPharm were delayed by the incident that occurred in November 2012 at Neptune’s Sherbrooke plant.

The prospective observational study on ADHD and the prospective observational study on memory, concentration and learning disorders that were planned to start late 2012 - early 2013 were postponed until the fall of 2013. Preclinical studies that were in progress, including the development of the model capable of determining different neurotransmitters in different parts of the brain, were not interrupted. While NeuroBio intends to stick to its business plan and to continue its research and development activities, milestones and the start of commercialization may be delayed.

Two clinical phase II studies are in preparation with MPL VII and MPL VIII and NeuroBioPharm will decide in fall 2013, according to some preclinical results and the results of prospective observational studies, whether or not to launch the implementation of these clinical studies.

NeuroBioPharm has initiated in October 2013 a prospective observational study in 6 to 15 years old children with ADHD symptoms. This prospective study conducted with a precursor of NeuroBioPharm product candidate is intended to determine the target population who can benefit from the treatment and to establish the appropriate assessment tools as well as the statistical parameters necessary to achieve the desired statistical power for a future pivotal clinical study. This two-steps model reduces the risk associated with the realization of large-scale clinical trial, as well as costs associated with clinical developments of NeuroBioPharm.

NeuroBioPharm intends to conduct a prospective two stage study in 6 to 15 years old children with ADHD symptoms. This prospective study is intended to determine, in the first stage, the benefits of Omega-3 phospholipids as an add-on to ADHD pharmacotherapy as compared to a stand-alone Omega-3 phospholipids therapy and, in the second stage, the possibility of decreasing the ADHD pharmacotherapy. Moreover, the side effects of ADHD pharmacotherapy will be documented throughout the study to monitor if there is a decrease of side effects with Omega-3 phospholipids treatment.

NeuroBioPharm is setting up, as of October 2013, a prospective observational study on memory, concentration and learning disorders. This observational study among people aged from 65 to 75 years old, would use an innovative method to quantify the learning speed in relation with the ability to focus. The data collected from this study will help choose the appropriate assessment tools and determine the statistical parameters to design a pivotal clinical study.

NeuroBioPharm also intends to conduct a prospective observational study on cognitive impairment in elderly population. This observational study among people above 60 years old would help assess the effect of Omega-3 phospholipids on cognition, depression-like behaviour, functionality and quality of life. This feasibility study will help determine the sensitivity and precision of the assessment tools and will allow examining the effect of the candidate product on depression. In addition, the data collected will be used to determine the statistical parameters to design a pivotal clinical study.

NeuroBioPharm estimates that it will first reach commercial production of its medical food products by the fourth quarter of calendar 2014. This timeline still depends on the ability of Neptune to resume operations. NeuroBioPharm further estimates that about $280 will be invested for completing or initiating preclinical/clinical studies during 2013 and 2014 for supporting the efficacy and safety of its product candidates.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Selected consolidated financial information

The following tables set out selected financial information for the three-month and six-month periods ended August 31, 2013 and 2012. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three-month and six-month periods ended August 31, 2013 and 2012 and should be read in conjunction with the notes thereto.

(In thousands of dollars, except per share data)
	Three-month periods ended August 31,		Six-month periods ended August 31,
	2013 (Unaudited)	2012 (Unaudited)	2013 (Unaudited)	2012 (Unaudited)
	$	$	$	$
Revenue from sales	5,346	8,097	11,436	14,246
Adjusted EBITDA1	(6,027)	(704)	(9,965)	(562)
Net loss	(5,052)	(4,684)	(10,467)	(6,379)
Net loss attributable to the owners of the Corporation	(3,570)	(3,895)	(8,036)	(4,878)
Net loss per share:
Basic	(0.06)	(0.08)	(0.13)	(0.10)
Diluted	(0.06)	(0.08)	(0.13)	(0.10)

Total assets	67,445	49,265	67,445	49,265
Working capital2	33,009	17,783	33,009	17,783
Total equity	54,014	32,085	54,014	32,085
Loans and borrowings (incl. current portion)	1,949	5,102	1,949	5,102

Key ratios (% of revenue):
Gross profit	12%	38%	11%	47%
Selling expenses	10%	8%	9%	8%
General and administrative expenses	146%	62%	109%	56%
Research and development expenses	46%	18%	35%	23%
Adjusted EBITDA	(113%)	(9%)	(87%)	(4%)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments and other costs and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or de-recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public corporations.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

RECONCILIATION OF NET LOSS TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that corporations caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other corporations. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments and other costs and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition or de-recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(expressed in thousands of dollars, except per share data)
	Three-month periods		Six-month periods
	ended August 31,		ended August 31,
	2013	2012	2013	2012
	$	$	$	$
Net loss	(5,052)	(4,684)	(10,467)	(6,379)
Add (deduct):
Depreciation	75	187	149	375
Finance costs excluding change in fair value of derivatives	71	42	74	79
Stock-based compensation	3,994	3,068	6,091	4,689
Foreign exchange (gain) loss	(115)	287	(112)	55
Insurance recoveries	(5,000)	-	(5,700)	-
Change in fair value of derivatives	-	396	-	619
Adjusted EBITDA	(6,027)	(704)	(9,965)	(562)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2014
		First		Second		Third	Fourth
	Total	Quarter		Quarter		Quarter	Quarter
	$	$		$		$	$
Revenue	11,436	6,090		5,346
Adjusted EBITDA1	(9,965)	(3,938)		(6,027)
Net loss	(10,467)	(5,415	) 4	(5,052	) 5
Net loss attributable to the owners of the Corporation	(8,036)	(4,466	) 4	(3,570	) 5
Basic loss per share	(0.13)	(0.07)		(0.06)
Diluted loss per share	(0.13)	(0.07)		(0.06)

Fiscal year ended February 28, 2013
		First	Second	Third		Fourth
	Total	Quarter	Quarter	Quarter		Quarter
	$	$	$	$		$
Revenue	25,864	6,148	8,098	7,027		4,591
Adjusted EBITDA1	(5,797)	142	(703)	(629)		(4,607)
Net loss	(19,962)	(1,695)	(4,683)	(12,437	) 2	(1,147	) 2-3
Net loss attributable to the owners of the Corporation	(16,770)	(983)	(3,895)	(11,668	) 2	(224	) 2-3
Basic loss per share	(0.31)	(0.02)	(0.08)	(0.21)		(0.01)
Diluted loss per share	(0.31)	(0.02)	(0.08)	(0.21)		(0.01)

Fiscal year ended February 29, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	19,124	4,284	4,353	5,120	5,367
Adjusted EBITDA1	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,259)	(1,768)	(1,433)	(133)
Net (loss) profit attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, and impairments, other costs and insurance recoveries related to the plant explosion, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition or derecognition of deferred tax asset and investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2	Includes impairments and costs related to the plant explosion of $8,464 and $1,627 respectively in the third and fourth quarters.
3	Includes insurance recoveries of $6,000.
4	Includes insurance recoveries of $700.
5	Includes insurance recoveries of $5,000.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinct legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti) and the third is for the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the three-month and six-month periods ended August 31, 2013, all revenues were generated by the nutraceutical segment, with the exception of a relatively minor amount of sales of Acasti’s medical food product. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti’s operations are at the commercialization stage for the prescription medical food product OnemiaTM and at the Phase II clinical trial for its lead prescription drug candidate, CaPre®. NeuroBioPharm is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs.

At this moment, Neptune’s krill oil products are currently sold in the nutraceutical market. In the case of Acasti and NeuroBioPharm, no products are presently generating revenues, except OnemiaTM, which generated revenues of $273 in the six- month period ended August 31, 2013.

The consolidated cash flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended August 31, 2013
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	5,080	266	-	5,346
Adjusted EBITDA	(4,058)	(1,703)	(266)	(6,027)
Net loss	(1,779)	(2,685)	(588)	(5,052)
Total assets	61,343	5,170	932	67,445
Working capital	28,563	3,655	791	33,009

Adjusted EBITDA calculation
Net loss	(1,779)	(2,685)	(588)	(5,052)
add (deduct):
Depreciation and amortization	74	1	-	75
Finance costs	70	1	-	71
Stock-based compensation	2,679	993	322	3,994
Foreign exchange gain	(102)	(13)	-	(115)
Insurance recoveries	(5,000)	-	-	(5,000)
Adjusted EBITDA	(4,058)	(1,703)	(266)	(6,027)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Six-month period ended August 31, 2013
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	11,163	273	-	11,436
Adjusted EBITDA	(6,721)	(2,788)	(456)	(9,965)
Net loss	(5,158)	(4,310)	(999)	(10,467)
Total assets	61,343	5,170	932	67,445
Working capital	28,563	3,655	791	33,009

Adjusted EBITDA calculation
Net loss	(5,158)	(4,310)	(999)	(10,467)
add (deduct):
Depreciation and amortization	147	2	-	149
Finance costs	72	2	-	74
Stock-based compensation	4,014	1,534	543	6,091
Foreign exchange gain	(96)	(16)	-	(112)
Insurance recoveries	(5,700)	-	-	(5,700)
Adjusted EBITDA	(6,721)	(2,788)	(456)	(9,965)

Three-month period ended August 31, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	7,860	237	-	8,097
Adjusted EBITDA	504	(961)	(247)	(704)
Net loss	(2,797)	(1,513)	(374)	(4,684)
Total assets	40,917	7,085	1,263	49,265
Working capital	10,578	6,229	976	17,783

Adjusted EBITDA calculation
Net loss	(2,797)	(1,513)	(374)	(4,684)
add (deduct):
Depreciation and amortization	185	2	-	187
Finance costs	41	1	-	42
Stock-based compensation	2,418	523	127	3,068
Foreign exchange loss	260	26	-	286
Change in fair value of derivatives	397	-	-	397
Adjusted EBITDA	504	(961)	(247)	(704)

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Six-month period ended August 31, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	13,995	251	-	14,246
Adjusted EBITDA	1,793	(1,850)	(505)	(562)
Net loss	(2,749)	(2,897)	(733)	(6,379)
Total assets	40,917	7,085	1,263	49,265
Working capital	10,578	6,229	976	17,783

Adjusted EBITDA calculation
Net loss	(2,749)	(2,897)	(733)	(6,379)
add (deduct):
Depreciation and amortization	371	4	-	375
Finance costs	78	1	-	79
Stock-based compensation	3,408	1,053	228	4,689
Foreign exchange loss (gain)	66	(11)	-	55
Change in fair value of derivatives	619	-	-	619
Adjusted EBITDA	1,793	(1,850)	(505)	(562)

OPERATING RESULTS

Revenue
Revenue for the second quarter ended August 31, 2013 amounted to $5,346, representing a decrease of 51% compared to $8,097 for the three-month period ended August 31, 2012. Revenue for the six-month period ended August 31, 2013 amounted to $11,436, representing a decrease of 25% compared to $14,246 for the six-month period ended August 31, 2012. Given that Neptune’s plant was not in operation during the last two quarters, revenues for the first and second quarter ended August 31, 2013 were largely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements that have allowed Neptune to rebuild some inventory of krill oil products, resulting in much lower margins. Neptune has maintained most of its market share by supplying the market with a commodity krill oil and this is expected to continue until the Corporation is capable of resuming production and selling its premium product NKO®.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and six-month periods ended August 31, 2013 and August 31, 2012:

	Three months Ended August 31,		Six months Ended August 31,
	2013	2012	2013	2012
Gross profit	647	3,053	1,252	6,662
Gross profit as % of revenue	12%	38%	11%	47%

Gross profit for the second quarter ended August 31, 2013 amounted to $647 or 12% of revenue compared to $3,053 or 38% of revenue for the same period in 2012. Gross profit for the six-month period ended August 31, 2013 amounted to $1,252 or 11% of revenue compared to $6,662 or 47% of revenue for the same period in 2012. The decrease in gross margin was primarily due to the November 8, 2012 incident since most revenues were largely generated from sales of krill oil acquired by the Corporation through short term temporary arrangements generating much lower margins. Nevertheless, the Corporation maintained its gross margin above 10% for the three-month and six-month periods ended August 31, 2013.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Selling Expenses
Selling expenses for the three-month and six-month period ended August 31, 2013 and August 31, 2012 were as follows:

	Three months Ended August 31,		Six months Ended August 31,
	2013	2012	2013	2012
Selling expenses	516	619	1,045	1,190
Selling expenses as % of revenue	10%	8%	9%	8%

Selling expenses amounted to $516 or 10% of revenue in the second quarter ended August 31, 2013 compared to $619 or 8% of revenue for the corresponding period in 2012. Selling expenses amounted to $1,045 or 9% of revenue for the six-month period ended August 31, 2013 compared to $1,190 or 8% of revenue for the same period in 2012. The decrease in dollar for the first and second quarter was largely due to the reduction of marketing and selling efforts following the November 8, 2012 incident at the Sherbrooke plant. The Corporation is now preparing its selling and marketing approach and will put in place a new strategy that will be implemented in conjunction with the resumption of production.

General and Administrative Expenses
G&A expenses for the three-month and six-month periods ended August 31, 2013 and August 31, 2012 were as follows:

	Three months Ended August 31,		Six months Ended August 31,
	2013	2012	2013	2012
General and administrative expenses	7,814	4,994	12,461	7,957
General and administrative expenses as % of revenue	146%	62%	109%	56%

G&A expenses amounted to $7,814 or 146% of revenue in the second quarter ended August 31, 2013, compared to $4,994 or 62% of revenue for the corresponding period in 2012, an increase of $2,820 compared to the corresponding period in 2012. G&A expenses amounted to $12,461 or 109% of revenue for the six-month period ended August 31, 2013 compared to $7,957 or 56% of revenue for the same period in 2012, an increase of $4,504 compared to the corresponding period in 2012. The increase for the second quarter over the corresponding period of 2012 is explained in part by the warehouse costs of $736, resulting from the fact that no production took place at the Sherbrooke plant and raw material supply as well as alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the current period. The increase was also attributable to the increase in legal fees of $1,194 from comparative period of last year due to an increase in the cost related to defending of our intellectual property. Finally, the increase for the second quarter over the corresponding period of 2012 was also caused by an increase in stock-based compensation expenses of $702 attributable to grants of restricted stock units to consultants, management and employees. The increase for the six-month ended August 31, 2013 over the corresponding period of 2012 is explained in part by the warehouse costs of $1,215, resulting from the fact that no production took place at the Sherbrooke plant and raw material supply as well as alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the current period. The increase was also attributable to the increase in legal fees of $1,823 from comparative period of last year due to an increase in the cost related to defending of our intellectual property. Finally, the increase for the six-month period ended August 31, 2013 over the corresponding period of 2012 was also caused by an increase in stock-based compensation expenses of $1,213 attributable to  grants of restricted stock units to consultants, directors, management and employees.

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month and six-month periods ended August 31, 2013 and August 31, 2012 were as follows:

	Three months Ended August 31,		Six months Ended August 31,
	2013	2012	2013	2012
Research and development expenses, net of tax credits	2,442	1,445	4,026	3,223
Research and development expenses, net of tax credits as % of revenue	46%	18%	35%	23%

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

R&D expenses amounted to $2,442 or 46% of revenue in the second quarter ended August 31, 2013 compared to $1,445 or 18% of revenue for the corresponding period in 2012, an increase of $997 compared to the same period in 2012. R&D expenses amounted to $4,026 or 35% of revenue for the six-month period ended August 31, 2013 compared to $3,223 or 23% of revenue for the same period in 2012, an increase of $803 compared to the same period in 2012. These increases are all attributable to the increase expenses of the clinical program in the cardiovascular segment.

Finance Costs
Finance costs for the three-month and six-month periods ended August 31, 2013 and August 31, 2012 were as follows:

	Three months Ended August 31,		Six months Ended August 31,
	2013	2012	2013	2012
Finance costs	71	439	74	698
Finance costs as % of revenue	1%	5%	1%	5%

Finance costs amounted to $71 or 1% of revenue in the second quarter ended August 31, 2013 compared to $439 or 5% of revenue for the corresponding period in 2012, a decrease of $368 compared to the same period in 2012. Finance costs amounted to $74 or 1% of revenue for the six-month period ended August 31, 2013 compared to $698 or 5% of revenue for the same period in 2012, a decrease of $624 compared to the same period in 2012. These decreases are primarily attributable to last year's re-evaluation of the fair value of derivative financial instruments and the reimbursement of the long term debt on the Sherbrooke plant following the November 8, 2012 incident.

Foreign Exchange Gain (Loss)
Foreign exchange gain (loss) for the three-month and six-month periods ended August 31, 2013 and August 31, 2012 were as follows:

	Three months Ended August 31,		Six months Ended August 31,
	2013	2012	2013	2012
Foreign exchange gain (loss)	116	(287)	112	(55)
Foreign exchange gain (loss) as % of revenue	2%	(4%)	1%	(1%)

Foreign exchange gain amounted to $116 or 2% of revenue in the second quarter ended August 31, 2013 compared to a loss of $287 or 4% of revenue for the corresponding period of 2012, an increase of $403 compared to the same period in 2012. Foreign exchange gain amounted to $112 or 1% of revenue for the six-month period ended August 31, 2013 compared to a loss of $55 or 1% of revenue for the same period in 2012 an increase of $167 compared to the same period in 2012. The increases in the foreign exchange gain for the three-month and six-month period ended August 31, 2013 are mainly attributable to the appreciation of the US currency over the Canadian currency in the second quarter.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA amounted to ($6,027) for the three-month period ended August 31, 2013 compared to ($704) for the three-month period ended August 31, 2012, a decrease of $5,323 compared to the same period in 2012. Adjusted EBITDA amounted to ($9,965) for the six-month period ended August 31, 2013 compared to ($562) for the same period in 2012, a decrease of $9,403 over last year's corresponding period. The decrease in Adjusted EBITDA for the three‐month period ended August 31, 2013 over last year's corresponding quarter is mainly attributable to the lower gross margin resulting from the November 8, 2012 incident at the Sherbrooke plant as well as lower revenues. In addition, the decrease in adjusted EBITDA for the three-month period ended August, 31 2013 from the comparative period is also attributable to the increase in warehouse costs of $736, resulting from the fact that no production took place at the Sherbrooke plant and raw material supply as well as alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period. The decrease was also attributable to the increase in legal fees of $1,194 from comparative period of last year due to an increase in the cost related to defending of our intellectual property.  Finally, the decrease in the Adjusted EBITDA was also attributable to the increase in R&D expenses of $997 mainly attributable to the increase expenses of the clinical program in the cardiovascular segment. The decrease in Adjusted EBIDA for the six‐month period ended August 31, 2013 over last year's corresponding quarter is mainly attributable to the lower gross margin resulting from the November 8, 2012 incident at the Sherbrooke plant as well as lower revenues.  In addition, the decrease in adjusted EBITDA for the six-month period ended

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

August, 31 2013 from the comparative period is also attributable to the increase in warehouse costs of $1,215, resulting from the fact that no production took place at the Sherbrooke plant and raw material supply as well as alternative supply was established and needed to be stored and therefore, there was no attribution of warehouse costs in the cost of goods sold in the comparative period. The decrease was also attributable to the increase in legal fees of $1,823 from comparative period of last year due to an increase in the cost related to defending of our intellectual property.  Finally, the decrease in the Adjusted EBITDA was also attributable to the increase in R&D expenses of $803 mainly attributable to the increase expenses of the clinical program in the cardiovascular segment.

Net loss
The Corporation realized a consolidated net loss for the three-month period ended August 31, 2013 of ($5,052) compared to ($4,684) for the three-month period ended August 31, 2012. The Corporation realized a consolidated net loss for the six-month period ended August 31, 2013 of ($10,467) compared to ($6,379) for the six-month period ended August 31, 2012. The increase in the consolidated net loss for the three‐month period ended August 31, 2013 over last year's corresponding period is mainly attributable to the negative impacts from the lower gross margin and revenues, the increase in warehouse costs of $736 and legal fees of $1,194 as well as the increase in R&D expenses of $997. Finally, the increase for the second quarter over the corresponding period of 2012 was also caused by an increase in stock-based compensation expenses of $926 attributable to grants of restricted stock units to consultants, management and employees counterbalanced by the insurance recoveries of $5,000. The increase in the consolidated net loss for the six‐month period ended August 31, 2013 over last year's corresponding period is mainly attributable to the negative impacts from the lower gross margin and revenues, the increase in warehouse costs of $1,215 and legal fees of $1,823 as well as the increase in R&D expenses of $803. Finally, the increase for the six-month period over the corresponding period of 2012 was also caused by an increase in stock-based compensation expenses of $1,402 attributable to  grants of restricted stock units to consultants, directors, management and employees counterbalanced by the insurance recoveries of $5,700.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

During the six-month period ended August 31, 2013, the operating activities generated a decrease in liquidities of $7,200, compared to a decrease of $1,609 for the corresponding period ended August 31, 2012. The difference in the cash flows from the operating activities is mainly attributable to the higher loss for the six-month period ended August 31, 2013 over the corresponding period of 2012. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, primarily by an increase in trade and other receivables of $2,184 and inventories by $1,542 partially offset by an increase in accounts payable of $1,322.

Investing Activities

During the six-month period ended August 31, 2013, the investing activities generated an increase in liquidities of $207. This increase is mainly attributable to the maturity of short-term investments for $8,925 partially offset by an increase in the acquisition of property, plant and equipment for $3,262, related primarily to the plant reconstruction in Sherbrooke and the acquisition of short-term investments for $5,287. In 2012, investing activities generated a decrease in liquidities of $792, primarily from the acquisition of property, plant and equipment for $6,226 partially offset by the maturity of short-term investments of $5,607.

Financing Activities

During the six-month period ended August 31, 2013, the financing activities generated an increase in liquidities of $1,570 mainly due to the proceeds from exercise of options for $1,234 and the proceeds from the exercise of subsidiary warrants and options for $446. During the six-month period ended August 31, 2012, financing activities generated an increase in liquidities of $2,513, primarily from the increase in loans and borrowings for $3,037 as well as the proceed from exercise of warrants for $541 and the proceeds from exercise of options for $501. This increase was partially offset by the repayment of loans and borrowings for $1,507.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Overall, as a result of cash flows from all activities, the Corporation decreased its cash by $5,379 for the six-month period ended August 31, 2013.

At August 31, 2013, the Corporation’s liquidity position, consisting of cash and short-term investments, was $19,532.

Also, at August 31, 2013, the Corporation had an authorized operating line of credit of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, expected insurance recoveries, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the plant explosion, regulatory approval process, clinical trial results, the ability of the Corporation to resume production of and continue to successfully commercialize nutraceutical products and to maintain a market share position for krill oil products, and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

There were no material changes that affected our contractual obligations and off balance sheet arrangements during the six-month period ended August 31, 2013.

COMMITMENTS AND CONTINGENCIES

Contingencies:

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at August 31, 2013 for this matter.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at August 31, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages. On February 5, 2013, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at August 31, 2013 for this matter.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC, and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at August 31, 2013 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages. On January 14, 2013, Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. No provision has been recorded by the Corporation as at August 31, 2013 for this matter.

On December 20, 2012, the Corporation filed a claim for the revocation of Aker Biomarine ASA’s standard patent (2008231570) and four innovation patents before the Australian Federal Court. The Corporation is seeking a declaration that all the claims in Aker’s patents, are, and at all materials times have been, invalid. The Aker patents claim a krill oil composition and methods of extraction that lack novelty and are, in the Corporation’s opinion, not patentable inventions since the Corporation marketed its NKO krill oil product many years before Aker filed its patents in Australia. The depositions of the parties’ representatives are scheduled to start soon.

On January 29, 2013, the Corporation filed a Complaint under Section 337 of the US Tariff Act of 1930 with the United States International Trade Commission alleging that Aker BioMarine AS, Aker BioMarine Antarctic USA, Inc., Aker BioMarine Antarctic AS, Enzymotec Limited, Enzymotec USA, Inc., Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc., a division of Pharmachem Laboratories Inc. are engaging in unfair trade practices by, at least, the importation, sale for importation, and sale after importation of certain krill-based products, namely krill paste and krill oils, that directly or indirectly infringe one or more claims of Neptune’s U.S. Patents No. 8,278,351 and 8,383,675. The investigation was officially instituted on April 11, 2013, the depositions and the filing of the expert reports are currently under way, and the hearing is set to begin on December 10, 2013.

On September 26, 2013, the Corporation reached a settlement with Olympic Seafood AS, Olympic Biotec Ltd., Rimfrost USA, LLC, Bioriginal Food & Science Corp. and Avoca, Inc. (collectively the ‘’Settling Respondents’’). As part of the settlement, the Corporation granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date. The Complaint is still ongoing against the remaining respondents.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc., and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,383,675 and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013.

On March 6, 2013, the Corporation filed a Complaint in the US District Court for the District of Delaware against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS for the infringement of the Corporation’s US patents 8,030,348, 8,287,351 and 8,383,675, and for damages. This proceeding has been stayed pending a determination from the United States International Trade Commission regarding the Corporation’s request filed on January 29, 2013. All the proceedings against Rimfrost USA, LLC, Avoca, Inc., and Olympic Seafood AS have been dismissed following the signature of a license settlement agreement with the Corporation on September 26, 2013.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

On April 2, 2013, the Corporation received a motion filed by G.S.C. Communication Inc. against the Corporation and Entreprises Laliberté Division Électricité Inc. The motion was filed as a result of the November 8, 2012 plant explosion and the plaintiff is seeking monetary relief for the costs of the plaintiff’s tools destroyed during the fire. The case is currently pending and is currently handled by the Corporation’s insurers. No trial dates have been set.

The Corporation is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in its activities relating to past and present operations. Management believes, based on current information, that environmental matters will not have a material adverse effect on the Corporation’s financial condition.

Commitments:

In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the start of an expansion project at its Sherbrooke plant. The cost of the expansion project has been revised to approximately $43,000 following the November 8, 2012 incident. It is expected to be funded primarily by an interest-free loan, certain investment tax credits, a secured credit facility, insurance recoveries and a portion of Neptune’s working capital. The financing is actually in the form of an interest-free loan in the amount of $3,500 with a ten-year term. Most of these financing amounts remain to be disbursed. The management reassessed the recognition criteria of the grant receivable and as the criteria are not met, management derecognized grant receivable applied against property, plant and equipment during the quarter ended August 31, 2013.

Since the explosion that occurred on November 8, 2012, the Corporation plans to rebuild an operational production facility using the Phase I plant expansion facility that was under construction.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation’s subsidiary initiated research and development projects that will be conducted over a 12- to 24-month period for a total initial cost of $5,064, of which an amount of $3,447 has been paid to date. As at August 31, 2013, an amount of $531 is included in “Trade and other payables” in relation to these projects.

SUBSEQUENT EVENTS

Series 4 Acasti warrants exercised and options granted:
On October 1, 2013, Neptune issued to certain employees, officers and directors of the Group (the ‘’Employees’’), 3,153,750 options to purchase Acasti class A common shares that Neptune holds in Acasti (the ‘’Call-Options’’), each Call-Options allowing its holder to purchase one Acasti class A common share from Neptune at an exercise price between $0.25 and $0.50 per share prior to October 1, 2017. Previously, Neptune had granted rights over 3,153,750 Neptune owned series 4 Acasti warrants (the ‘’Warrants’’) to the same Employees, each Warrant allowing its holder to purchase one Acasti class A common share at an exercise price between $0.25 and $0.50 per share prior to October 8, 2013.

For accounting purpose, management identified the grant of Call-Options as a replacement award. As a result, the transaction will be accounted for in accordance with the modification accounting guidance of IFRS 2, Share-based payment. The difference between the fair value of the Warrants and the Call-Options at the date of modification, in the amount of $82, is considered

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

beneficial to the Employees as the maturity is effectively extended by four years and will be expensed at the modification date since the Call-Options are fully vested on issuance.

On October 8, 2013, all unexercised Warrants were exercised by Neptune, resulting in the issuance by Acasti of 3,173,750 Acasti class A common shares to Neptune for an aggregate exercised price of $793.

In addition, various holders of the Warrants exercised their right, resulting in the issuance by Acasti of 2,137,350 Acasti class A common shares for cash proceeds in Acasti of $534 and additional consideration in Neptune of $396, for a total of $930.

Overall, these transactions had no impact on the ownership interest of Neptune in Acasti.

Supply agreement:
On October 2, 2013, the Corporation and Rimfrost USA, LLC announced that they have signed a strategic non-exclusive krill oil manufacturing and supply agreement giving Neptune the right to purchase, at a preferred price, up to 800 metric tons of krill oil during the first three-year term of the renewable agreement.

Investissement Québec financing:
On October 8, 2013, Neptune received a loan offer of $12.5 million from Investissement Québec (IQ). The IQ secured loan bearing interest at a rate of 7.0% per annum includes a two-year moratorium on principal repayment from the first disbursement date, following which, the loan will be payable in equal monthly instalments over a 4-year period. The loan will be disbursed overtime to Neptune on a project driven basis and is subject to compliance with certain covenants and warranties customary to such type of transaction.

FINANCIAL POSITION

The following table details the important changes to the statement of financial position (other than equity) at August 31, 2013 compared to February 28, 2013:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments
Cash	(5,379)	Refer to ‘’liquidity and capital resources’’
Short-term investments	(3,712)	Maturity of short-term investments
Inventories	1,542	Purchase of large quantities of raw material in anticipation of plant re-opening
Property, plant and equipment	6,187	Cost related to plant reconstruction
Trade and other payables	2,094	Extended terms to plant reconstruction suppliers
See the statement of changes in equity for details of changes to the equity accounts from August 2012.

PRIMARY FINANCIAL RATIOS

	August 31,	February 28,	August 31,
	2013	2013	2012
Working Capital Ratio (current assets / current liabilities)1	4.02	5.71	2.37
Solvency Ratio (Loans and borrowings / Total equity)2	0.04	0.03	0.16
1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

The Corporation’s Working Capital Ratio decreased at August 31, 2013 compared to February 28, 2013 and increased from August 31, 2012 mainly due to the October 2012 Public Offering. The Corporation’s solvency ratio increased at August 31, 2013 compared to February 28, 2013 and decreased from August 31, 2012, as a result of additional equity received from the October 2012 Public Offering.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director of the Corporation (who is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and six-month periods ended August 31, 2013, total royalties included in operating expenses amounted to $52 and $112 respectively (three-month and six-month periods ended August 31, 2012 - $72 and $140). As at August 31, 2013, the balance due to this corporation under this agreement amounts to $249 (February 28, 2013 - $257). This amount is presented in the consolidated interim statement of financial position under “Trade and other payables”.

Refer to note 15 of the interim consolidated financial statements for related party disclosures related to key management personnel compensation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month and six-month periods ended August 31, 2013, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. There has been no change in the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements from the most recent audited financial statements except as described below.  This section should be read in conjunction with the notes to the consolidated interim financial statements for the three-month and six-month periods ended August 31, 2013.

On March 1, 2013, the Corporation adopted the following new accounting standards issued by the IASB:

(a)
IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess;

(b)
IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 requires additional information to be presented in quarterly financial statements, as presented in note 12 on the Corporation’s condensed interim consolidated financial statements.

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s condensed interim consolidated financial statements.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
Impact of plant explosion including recognition of future insurance recoveries and related contingencies, which required judgement in evaluating whether the Corporation has the unconditional right to receive insurance recoveries and whether it is probable that economic benefits will be required to settle any contingencies;

•	Assessing the recognition of contingent liabilities, which required judgement in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Utilization of tax losses and investment tax credits;
•	Reasonable assurance of grant recognition and compliance with conditions of grant agreements;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Also refer to notes 2(d) and 3 of the consolidated annual financial statements.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls as at August 31, 2013 and procedures to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting as at August 31, 2013 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month and six-month periods ended August 31, 2013, the Chief Executive Officer and the Chief Financial Officer evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there was no change during the three-month and six-month periods ended August 31, 2013 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at October 10, 2013, the total number of common shares issued by the Corporation and in circulation was 61,129,342 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There were also 1,000,002 warrants, 7,568,668 options, 1,091,000 restrictive share units, 4,028,750 Acasti call-options and 4,037,500 NeuroBioPharm call-options outstanding as at the same date. Each warrant and each option is exercisable into one common share. In addition, Acasti had 4,899,750 options, 1,035,000 restrictive share units and 750,000 Series 6 & 7 warrants outstanding. NeuroBioPharm had 475,000 options, 782,000 share bonus awards and 5,997,725 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer